NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

[redacted]

09047530

FILE No.
82-4749

Mail Pr
Sec

DEC 28 2009

Washington, DC
121

December 17, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 17, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for

Barb O'Neill

1/4

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **DECEMBER 17, 2009**

News Release: **09-24** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS 100 PERCENT INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has earned a 100% property interest in its Viking gold project, located in Newfoundland, from Altius Resources Inc. (Altius).

In October 2009 Northern Abitibi completed its initial earn in obligations at Viking by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares to Altius. Under the terms of the option agreement Altius has elected to retain a 2 to 4% sliding scale net smelter royalty (tied to the price of gold) and grant Northern Abitibi full ownership of the property. This decision by Altius is consistent with their overall business model of project generation and royalty creation.

Dr. Shane Ebert, President of the Company commented, "We are extremely pleased to have earned a 100% property interest in the exciting new gold discovery at Viking. Northern Abitibi has no further cash or share obligations to Altius for the Viking property and we are free to explore and advance the project on our own timeline. Having 100% control opens up a number of options for funding the project to the resource stage and beyond, including the option of bringing in potential development partners, or the eventual outright sale of the asset. Altius has been an exceptional joint venture partner and Northern Abitibi will continue to work hard to unlock the value of Viking for both companies."

The company is currently working on planning and permitting a 2010 exploration program with the goal of producing a National Instrument 43-101 compliant resource estimate by late summer or early fall 2010.

The Viking Property
Exploration at Viking to date has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length and the zone remains open. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca). Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **DECEMBER 17, 2009**

News Release: **09-24** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS 100 PERCENT INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has earned a 100% property interest in its Viking gold project, located in Newfoundland, from Altius Resources Inc. (Altius).

In October 2009 Northern Abitibi completed its initial earn in obligations at Viking by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares to Altius. Under the terms of the option agreement Altius has elected to retain a 2 to 4% sliding scale net smelter royalty (tied to the price of gold) and grant Northern Abitibi full ownership of the property. This decision by Altius is consistent with their overall business model of project generation and royalty creation.

Dr. Shane Ebert, President of the Company commented, "We are extremely pleased to have earned a 100% property interest in the exciting new gold discovery at Viking. Northern Abitibi has no further cash or share obligations to Altius for the Viking property and we are free to explore and advance the project on our own timeline. Having 100% control opens up a number of options for funding the project to the resource stage and beyond, including the option of bringing in potential development partners, or the eventual outright sale of the asset. Altius has been an exceptional joint venture partner and Northern Abitibi will continue to work hard to unlock the value of Viking for both companies."

The company is currently working on planning and permitting a 2010 exploration program with the goal of producing a National Instrument 43-101 compliant resource estimate by late summer or early fall 2010.

The Viking Property
Exploration at Viking to date has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length and the zone remains open. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca). Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **DECEMBER 17, 2009**

News Release: **09-24** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS 100 PERCENT INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has earned a 100% property interest in its Viking gold project, located in Newfoundland, from Altius Resources Inc. (Altius).

In October 2009 Northern Abitibi completed its initial earn in obligations at Viking by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares to Altius. Under the terms of the option agreement Altius has elected to retain a 2 to 4% sliding scale net smelter royalty (tied to the price of gold) and grant Northern Abitibi full ownership of the property. This decision by Altius is consistent with their overall business model of project generation and royalty creation.

Dr. Shane Ebert, President of the Company commented, "We are extremely pleased to have earned a 100% property interest in the exciting new gold discovery at Viking. Northern Abitibi has no further cash or share obligations to Altius for the Viking property and we are free to explore and advance the project on our own timeline. Having 100% control opens up a number of options for funding the project to the resource stage and beyond, including the option of bringing in potential development partners, or the eventual outright sale of the asset. Altius has been an exceptional joint venture partner and Northern Abitibi will continue to work hard to unlock the value of Viking for both companies."

The company is currently working on planning and permitting a 2010 exploration program with the goal of producing a National Instrument 43-101 compliant resource estimate by late summer or early fall 2010.

The Viking Property
Exploration at Viking to date has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length and the zone remains open. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca). Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

36/28

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

December 14, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 14, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay

Barb O'Neill

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **DECEMBER 14, 2009**

News Release: **09-23** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES 2009 EXPLORATION SUMMARY
INCLUDING 27 METRES GRADING 7.9 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of exploration results from its 2009 exploration program at the Viking gold project, Newfoundland.

The 2009 program was extremely successful in delineating zones of gold mineralization through trenching and drilling. The highlight of the 2009 program was the identification and discovery of the Thor Trend, a north-south oriented continuous zone of gold mineralization that has been traced at surface over a strike length exceeding 1000 metres. Drilling to date indicates that the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Thor Trend remains open along strike in both directions and at depth. The Thor Trend is showing excellent potential for a very significant gold resource containing several high grade veins within a lower grade potentially bulk-minable mineralized halo. Select drill results from the 2009 exploration program are summarized in the table below.

Viking Project - Select drill intercepts from the 2009 exploration program

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-14	20.6	78	57.4	2.6	1.4
09VK-14	48.3	52.6	4.3	**18.4**	**10.7**
09VK-14	49.3	50.3	1	**45.5**	**33.7**
09VK-16	31.5	49.0	17.5	2.9	1.2
09VK-16	37.5	38.0	0.5	**36.0**	**13.4**
09VK-17	20.7	50.1	29.4	1.0	0.4
09VK-19	2.8	44.2	41.4	2.0	0.5
09VK-19	12.2	30.4	18.2	**4.1**	0.8
09VK-19	26.3	27.5	1.2	**37.5**	3.5
09VK-20	5.6	35.6	30	1.7	0.5
09VK-21	4.7	45.2	40.5	1.0	0.7
09VK-22	8.0	30.2	22.2	1.9	0.7
09VK-23	11.0	38.0	27.0	**7.9**	2.1
09VK-23	19.7	24.5	4.8	**41.4**	**10.2**
09VK-23	24.0	24.5	0.5	**136.0**	**38.4**
09VK-30	15.0	38.8	23.8	2.7	0.8
09VK-30	31.5	37.9	6.4	**7.8**	2.0
09VK-30	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
09VK-31	45.8	46.9	1.1	**24.1**	4.2

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-32	12.5	52.2	39.7	1.4	0.4
09VK-32	13.5	31.1	17.6	2.5	0.5
09VK-32	28.1	28.6	0.5	**45.9**	4.0
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-38	74.0	95.0	21.0	1.2	0.4
09VK-39	52.5	98.0	45.5	1.0	0.3
09VK-39	70.4	98.0	27.6	1.5	0.3
09VK-39	70.4	71.5	1.1	**23.4**	1.7
09VK-41	21.1	41.0	19.9	1.6	1.4
09VK-41	40.3	41.0	0.7	**21.9**	**26.6**
09VK-43	53.7	85.0	31.3	1.0	0.3

*The true widths of the mineralized intercepts have not been determined.

Drilling highlights include high grade intercepts of 27 metres grading 7.9 grams per tonne (g/t) gold, 4.8 metres grading 41.4 g/t gold, and 0.5 metres grading 136 g/t gold, along with lower grade intercepts of 18.2 metres grading 4.1 g/t gold, 57.4 metres grading 2.6 g/t gold and 41.4 metres grading 2.0 g/t gold.

A compilation of current surface exploration and airborne geophysical survey results support the interpretation that continued drilling could double the Thor Trend as it has been outlined to date. In addition several large exploration targets occur on the Viking property that have not yet been drill tested. The Company is targeting a multi-million ounce gold deposit at the Viking property and the 2009 exploration program has been an excellent first step toward reaching that target. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

In 2009 Northern Abitibi completed its initial earn in obligations at Viking from Altius Resources Inc. by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares. Northern Abitibi has now earned a majority interest in the project.

Project Update - The Company is currently building and analysing a 3-dimensional model of the 2009 drill hole and surface exploration results. Construction of the model is ongoing and results to date are providing a clear picture of the geology and geometry of the Thor Trend and a better understanding of the distribution of mineralization. The completed model will be used to target future exploration drill holes and plan resource definition drilling.

As previously released, tests have shown that gold grades from drill core increased by 27.8% when a large (total pulp) sample size is used compared to the smaller sample size used in the standard sample preparation methods. As a result of this test work 783 drill core samples have been selected for re-analyses using a total pulp preparation procedure. The results of these analyses are expected in early to mid January.

The Company is currently working on planning, permitting, and securing funding for a 2010 exploration program. The goal of this exploration program will be to fully delineate the Thor Trend by drilling, test several high priority exploration targets outside the Thor Trend, and produce a 43-101 compliant resource estimate by late summer or early fall 2010. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **DECEMBER 14, 2009**

News Release: **09-23** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES 2009 EXPLORATION SUMMARY
INCLUDING 27 METRES GRADING 7.9 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of exploration results from its 2009 exploration program at the Viking gold project, Newfoundland.

The 2009 program was extremely successful in delineating zones of gold mineralization through trenching and drilling. The highlight of the 2009 program was the identification and discovery of the Thor Trend, a north-south oriented continuous zone of gold mineralization that has been traced at surface over a strike length exceeding 1000 metres. Drilling to date indicates that the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Thor Trend remains open along strike in both directions and at depth. The Thor Trend is showing excellent potential for a very significant gold resource containing several high grade veins within a lower grade potentially bulk-minable mineralized halo. Select drill results from the 2009 exploration program are summarized in the table below.

Viking Project - Select drill intercepts from the 2009 exploration program

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-14	20.6	78	57.4	2.6	1.4
09VK-14	48.3	52.6	4.3	**18.4**	**10.7**
09VK-14	49.3	50.3	1	**45.5**	**33.7**
09VK-16	31.5	49.0	17.5	2.9	1.2
09VK-16	37.5	38.0	0.5	**36.0**	**13.4**
09VK-17	20.7	50.1	29.4	1.0	0.4
09VK-19	2.8	44.2	41.4	2.0	0.5
09VK-19	12.2	30.4	18.2	**4.1**	0.8
09VK-19	26.3	27.5	1.2	**37.5**	3.5
09VK-20	5.6	35.6	30	1.7	0.5
09VK-21	4.7	45.2	40.5	1.0	0.7
09VK-22	8.0	30.2	22.2	1.9	0.7
09VK-23	11.0	38.0	27.0	**7.9**	2.1
09VK-23	19.7	24.5	4.8	**41.4**	**10.2**
09VK-23	24.0	24.5	0.5	**136.0**	**38.4**
09VK-30	15.0	38.8	23.8	2.7	0.8
09VK-30	31.5	37.9	6.4	**7.8**	2.0
09VK-30	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
09VK-31	45.8	46.9	1.1	**24.1**	4.2

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-32	12.5	52.2	39.7	1.4	0.4
09VK-32	13.5	31.1	17.6	2.5	0.5
09VK-32	28.1	28.6	0.5	**45.9**	4.0
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-38	74.0	95.0	21.0	1.2	0.4
09VK-39	52.5	98.0	45.5	1.0	0.3
09VK-39	70.4	98.0	27.6	1.5	0.3
09VK-39	70.4	71.5	1.1	**23.4**	1.7
09VK-41	21.1	41.0	19.9	1.6	1.4
09VK-41	40.3	41.0	0.7	**21.9**	**26.6**
09VK-43	53.7	85.0	31.3	1.0	0.3

*The true widths of the mineralized intercepts have not been determined.

Drilling highlights include high grade intercepts of 27 metres grading 7.9 grams per tonne (g/t) gold, 4.8 metres grading 41.4 g/t gold, and 0.5 metres grading 136 g/t gold, along with lower grade intercepts of 18.2 metres grading 4.1 g/t gold, 57.4 metres grading 2.6 g/t gold and 41.4 metres grading 2.0 g/t gold.

A compilation of current surface exploration and airborne geophysical survey results support the interpretation that continued drilling could double the Thor Trend as it has been outlined to date. In addition several large exploration targets occur on the Viking property that have not yet been drill tested. The Company is targeting a multi-million ounce gold deposit at the Viking property and the 2009 exploration program has been an excellent first step toward reaching that target. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

In 2009 Northern Abitibi completed its initial earn in obligations at Viking from Altius Resources Inc. by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares. Northern Abitibi has now earned a majority interest in the project.

Project Update - The Company is currently building and analysing a 3-dimensional model of the 2009 drill hole and surface exploration results. Construction of the model is ongoing and results to date are providing a clear picture of the geology and geometry of the Thor Trend and a better understanding of the distribution of mineralization. The completed model will be used to target future exploration drill holes and plan resource definition drilling.

As previously released, tests have shown that gold grades from drill core increased by 27.8% when a large (total pulp) sample size is used compared to the smaller sample size used in the standard sample preparation methods. As a result of this test work 783 drill core samples have been selected for re-analyses using a total pulp preparation procedure. The results of these analyses are expected in early to mid January.

The Company is currently working on planning, permitting, and securing funding for a 2010 exploration program. The goal of this exploration program will be to fully delineate the Thor Trend by drilling, test several high priority exploration targets outside the Thor Trend, and produce a 43-101 compliant resource estimate by late summer or early fall 2010. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **DECEMBER 14, 2009**

News Release: **09-23** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES 2009 EXPLORATION SUMMARY
INCLUDING 27 METRES GRADING 7.9 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a summary of exploration results from its 2009 exploration program at the Viking gold project, Newfoundland.

The 2009 program was extremely successful in delineating zones of gold mineralization through trenching and drilling. The highlight of the 2009 program was the identification and discovery of the Thor Trend, a north-south oriented continuous zone of gold mineralization that has been traced at surface over a strike length exceeding 1000 metres. Drilling to date indicates that the altered and mineralized zone extends to depths of at least 100 to 200 metres below surface, and trenching and drilling have confirmed mineralized widths of at least 30 to 60 metres. The Thor Trend remains open along strike in both directions and at depth. The Thor Trend is showing excellent potential for a very significant gold resource containing several high grade veins within a lower grade potentially bulk-minable mineralized halo. Select drill results from the 2009 exploration program are summarized in the table below.

Viking Project - Select drill intercepts from the 2009 exploration program

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-14	20.6	78	57.4	2.6	1.4
09VK-14	48.3	52.6	4.3	**18.4**	**10.7**
09VK-14	49.3	50.3	1	**45.5**	**33.7**
09VK-16	31.5	49.0	17.5	2.9	1.2
09VK-16	37.5	38.0	0.5	**36.0**	**13.4**
09VK-17	20.7	50.1	29.4	1.0	0.4
09VK-19	2.8	44.2	41.4	2.0	0.5
09VK-19	12.2	30.4	18.2	**4.1**	0.8
09VK-19	26.3	27.5	1.2	**37.5**	3.5
09VK-20	5.6	35.6	30	1.7	0.5
09VK-21	4.7	45.2	40.5	1.0	0.7
09VK-22	8.0	30.2	22.2	1.9	0.7
09VK-23	11.0	38.0	27.0	**7.9**	2.1
09VK-23	19.7	24.5	4.8	**41.4**	**10.2**
09VK-23	24.0	24.5	0.5	**136.0**	**38.4**
09VK-30	15.0	38.8	23.8	2.7	0.8
09VK-30	31.5	37.9	6.4	**7.8**	2.0
09VK-30	37.1	37.9	0.8	**32.7**	**11.9**
09VK-31	43.9	49.0	5.1	**16.7**	6.5
09VK-31	45.8	46.9	1.1	**24.1**	4.2

Drill Hole	From (m)	To (m)	Width (m)*	Gold g/t	Silver g/t
09VK-32	12.5	52.2	39.7	1.4	0.4
09VK-32	13.5	31.1	17.6	2.5	0.5
09VK-32	28.1	28.6	0.5	**45.9**	4.0
09VK-35	65.4	66.0	0.6	**27.7**	**10.4**
09VK-38	74.0	95.0	21.0	1.2	0.4
09VK-39	52.5	98.0	45.5	1.0	0.3
09VK-39	70.4	98.0	27.6	1.5	0.3
09VK-39	70.4	71.5	1.1	**23.4**	1.7
09VK-41	21.1	41.0	19.9	1.6	1.4
09VK-41	40.3	41.0	0.7	**21.9**	**26.6**
09VK-43	53.7	85.0	31.3	1.0	0.3

*The true widths of the mineralized intercepts have not been determined.

Drilling highlights include high grade intercepts of 27 metres grading 7.9 grams per tonne (g/t) gold, 4.8 metres grading 41.4 g/t gold, and 0.5 metres grading 136 g/t gold, along with lower grade intercepts of 18.2 metres grading 4.1 g/t gold, 57.4 metres grading 2.6 g/t gold and 41.4 metres grading 2.0 g/t gold.

A compilation of current surface exploration and airborne geophysical survey results support the interpretation that continued drilling could double the Thor Trend as it has been outlined to date. In addition several large exploration targets occur on the Viking property that have not yet been drill tested. The Company is targeting a multi-million ounce gold deposit at the Viking property and the 2009 exploration program has been an excellent first step toward reaching that target. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

In 2009 Northern Abitibi completed its initial earn in obligations at Viking from Altius Resources Inc. by incurring in excess of $1.2 million on exploration and issuing a total of 1,115,000 shares. Northern Abitibi has now earned a majority interest in the project.

Project Update - The Company is currently building and analysing a 3-dimensional model of the 2009 drill hole and surface exploration results. Construction of the model is ongoing and results to date are providing a clear picture of the geology and geometry of the Thor Trend and a better understanding of the distribution of mineralization. The completed model will be used to target future exploration drill holes and plan resource definition drilling.

As previously released, tests have shown that gold grades from drill core increased by 27.8% when a large (total pulp) sample size is used compared to the smaller sample size used in the standard sample preparation methods. As a result of this test work 783 drill core samples have been selected for re-analyses using a total pulp preparation procedure. The results of these analyses are expected in early to mid January.

The Company is currently working on planning, permitting, and securing funding for a 2010 exploration program. The goal of this exploration program will be to fully delineate the Thor Trend by drilling, test several high priority exploration targets outside the Thor Trend, and produce a 43-101 compliant resource estimate by late summer or early fall 2010. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director